JACKSON L. MORRIS

Attorney at Law
Admitted in Florida and Georgia (inactive)

February 3, 2011

Submitted via the EDGAR System

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

Attn:  Sirimal R. Mukerjee

Re:    Bella Petrella’s Holdings, Inc.
Registration Statement on Form S-1
Amendment No. 4 filed February 3, 2011
File No. 333-169145

Dear Mr. Schwall:

Thank you for your comment letter dated January 28, 2011 regarding the above referenced registration statement.

The registrant is submitting simultaneously herewith a request acceleration of the effective date to February 7, 2011.

This letter accompanies amendment no. 4.  I have repeated below each of your specific comments “1” through “5”, followed by an explanation and location of each of the registrant’s responses to your comments.  The registrant is also submitting a “red lined” copy of the amendment, indicating all changes as compared to Amendment No. 3.

General

1.  Please monitor the need to provide updated financial information, in accordance with Rule 3-12 of Regulation S-X.

Response:  Financial statements for the three and six month periods ended November 30, 2010 and comparable prior year periods have been included in Amendment 4.  MD&A and other affected disclosures have been updated accordingly.

2.  We remind you to fill in all the blanks where appropriate as you may only omit information covered by Rule 430A of Regulation C.  For example, and without limitation, please revise to complete the information under "Other Expenses of Issuance and Distribution."

Response:  The table under Item 25 has been completed and updated.  The only blanks remaining in the registration statement are the trading symbol, which will not be issued by FINRA until the registration statement is declared effective, the date of the final prospectus and the date of termination of the dealers’ prospectus delivery requirements.  These blanks will be filled in with appropriate information in the 424B prospectus with information that cannot be known until the effective date.

3116 West North A Street ® Tampa, Florida  33609-1544
Phone 813–874–8854    ® Cell 813–892–5969   ®  Fax 800–310–1695
e-mail: jmorris8@tampabay.rr.com; jackson.morris@rule144solution.com
www.Rule144Solution.com

Mr. H. Roger Schwall, Assistant Director
February 3, 2011

Our Management, page 18

3.  We note that John V. Whitman was appointed to your board and as your chief executive officer.  Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Whitman should serve as your director in light of your business and structure, as required by Item 401(e) of Regulation S-K. We also refer to comment 25 in our letter dated September 29, 2010.

Response:  Mr. Whitman’s biographical information has been expanded to include additional information about the size of his prior employers in terms of number of employees and sales in order to provide a basis for board and a potential purchaser of the common stock to determine his experience and qualifications.

Related Party Transactions, page 21

4. Please revise your disclosure to describe the transactions whereby JVW Entertainment paid $65,000 of your expenses and advanced $70,689 to you. We refer to your disclosure note 8 at page F-22 and your disclosure at page II-2. Please also confirm that all information required by Item 404 of Regulation S-K has been disclosed.

Response:  New disclosure has been added under Related Party Transactions to describe the transactions in which JVW Entertainment made advances to and on behalf of the registrant.  The disclosures in note 8 on page F-22 and under Item 26 on page II-2 have also been expanded to include this information.  The registrant believes that all information required to be disclosed by Item 404 of Regulation S-K has been disclosed.

Notes to Financial Statements

Note 2 Restatement of Financial Statements, page F-6

5.  We note your statement that "the Securities and Exchange Commission disagreed with management and requested in December, 2010 that the company restate the financial statements to remove the effects of the push down accounting entries."  We note a similar statement included within the ‘Report of Independent Registered Public Accounting Firm’ on page F-1. We remind you that the financial statements included in the document are the responsibility of management, and you should remove any statement that changes to the financial statements are the result of Staff review.  Please revise your disclosures throughout your document and the audit report accordingly. See AU Section 110.02 for guidance.

Response:  All references to the Commission with respect to removal of entries for push down accounting have been removed and replaced with references to the registrant’s management.  The Report of Independent Registered Public Accounting Firm has been modified likewise.

Thank you for your prompt review of Amendment No. 4.  The registrant is hopeful that you will find its responses fully satisfactory and be prepared, in response to the request for acceleration, to declare the registration statement effective.

Very truly yours,

/s/ Jackson L. Morris

Jackson L. Morris

cc: Bella Petrella’s Holdings, Inc.